
May 14, 2021

Jesse Singh
Chief Executive Officer
The AZEK Company Inc.
1330 W Fulton Street #350
Chicago, IL 60607

      Re: The AZEK Company Inc.
           Draft Registration Statement on Form S-1
           Submitted May 11, 2021
           CIK No. 0001782754

Dear Mr. Singh:

     This is to advise you that we do not intend to review your registration statement.

     We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Jennifer Angelini at 202-551-3047 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing

cc: John L. Savva